UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hall of Fame Resort & Entertainment Company

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

40619L102

(CUSIP Number)

Nimish Patel, Esq.

Mitchell Silberberg & Knupp LLP

2049 Century Park East, 18th Floor

Los Angeles, CA 90067

Phone: (310) 312-3102

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40619L102	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON IRG Canton Village Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 18,485,230 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 18,485,230 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,485,230 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Amendment No. 2, the percentage reported is based on the following:

●	The numerator consists of a total of 18,485,230 shares of the Issuer’s Common Stock, representing (a) HOF Village’s beneficial ownership of 15,027,837 shares of the Issuer’s Common Stock, plus (b) 3,457,393 shares of the Issuer’s Common Stock issuable to HOF Village if HOF Village exercises the HOFV Warrants (defined in Item 3 of the Original Schedule 13D).
●	The denominator consists of a total of 153,947,089 shares of the Issuer’s Common Stock, representing (i) 117,629,003 shares of the Issuer’s Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed by the Issuer with the Securities and Exchange Commission (“SEC”) on August 11, 2022, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOF Village if HOF Village exercises the HOFV Warrants, plus (iii) 1,589,252 shares of the Issuer’s Common Stock issuable to CH Capital Lending if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of the Original Schedule 13D), plus (iv) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants (defined in Item 3 of Amendment No. 1), plus (v) 10,036,925 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the CHCL New Warrants (defined in Item 3 of Amendment No. 1), plus (vi) 2,450,980 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the 2021 CHCL Warrants (defined in Item 3 of this Amendment No. 2), plus (vii) 10,000,000 shares of Issuer’s Common Stock issuable to CH Capital Lending if it exercises its conversion option under the CHCL Series C Preferred Stock (defined in Item 3 of this Amendment No. 2), plus (viii) 5,834,508 shares of Issuer’s Common Stock issuable to CH Capital Lending if exercises its conversion option under the Term Loan (defined in Item 3 of this Amendment No. 2), plus (ix) 2,849,028 shares of Issuer’s Common Stock issuable to IRG, LLC if it exercises its conversion option under the Amended Assigned IRG Note (defined in Item 3 of this Amendment No. 2).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOF Village” means HOF Village, LLC, a Delaware limited liability company.
●	“IRG” means IRG, LLC, a Nevada limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.
●	“Midwest Lender” means Midwest Lender Fund, LLC, a Delaware limited liability company

CUSIP No. 40619L102	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON IRG Canton Village Member, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 18,485,230 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 18,485,230 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,485,230 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Amendment No. 2, the percentage reported is based on the following:

●	The numerator consists of a total of 18,485,230 shares of the Issuer’s Common Stock, representing (a) HOF Village’s beneficial ownership of 15,027,837 shares of the Issuer’s Common Stock, plus (b) 3,457,393 shares of the Issuer’s Common Stock issuable to HOF Village if HOF Village exercises the HOFV Warrants (defined in Item 3 of the Original Schedule 13D).
●	The denominator consists of a total of 153,947,089 shares of the Issuer’s Common Stock, representing (i) 117,629,003 shares of the Issuer’s Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed by the Issuer with the Securities and Exchange Commission (“SEC”) on August 11, 2022, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOF Village if HOF Village exercises the HOFV Warrants, plus (iii) 1,589,252 shares of the Issuer’s Common Stock issuable to CH Capital Lending if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of the Original Schedule 13D), plus (iv) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants (defined in Item 3 of Amendment No. 1), plus (v) 10,036,925 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the CHCL New Warrants (defined in Item 3 of Amendment No. 1), plus (vi) 2,450,980 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the 2021 CHCL Warrants (defined in Item 3 of this Amendment No. 2), plus (vii) 10,000,000 shares of Issuer’s Common Stock issuable to CH Capital Lending if it exercises its conversion option under the CHCL Series C Preferred Stock (defined in Item 3 of this Amendment No. 2), plus (viii) 5,834,508 shares of Issuer’s Common Stock issuable to CH Capital Lending if exercises its conversion option under the Term Loan (defined in Item 3 of this Amendment No. 2), plus (ix) 2,849,028 shares of Issuer’s Common Stock issuable to IRG, LLC if it exercises its conversion option under the Amended Assigned IRG Note (defined in Item 3 of this Amendment No. 2).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOF Village” means HOF Village, LLC, a Delaware limited liability company.
●	“IRG” means IRG, LLC, a Nevada limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.
●	“Midwest Lender” means Midwest Lender Fund, LLC, a Delaware limited liability company

CUSIP No. 40619L102	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON American Capital Center, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 407,479 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 407,479 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,479 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Amendment No. 2, the percentage reported is based on the following:

●	The numerator consists of American Capital Center, LLC’s beneficial ownership of 407,479 shares of the Issuer’s Common Stock.
●	The denominator consists of a total of 153,947,089 shares of the Issuer’s Common Stock, representing (i) 117,629,003 shares of the Issuer’s Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed by the Issuer with the Securities and Exchange Commission (“SEC”) on August 11, 2022, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOF Village if HOF Village exercises the HOFV Warrants, plus (iii) 1,589,252 shares of the Issuer’s Common Stock issuable to CH Capital Lending if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of the Original Schedule 13D), plus (iv) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants (defined in Item 3 of Amendment No. 1), plus (v) 10,036,925 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the CHCL New Warrants (defined in Item 3 of Amendment No. 1), plus (vi) 2,450,980 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the 2021 CHCL Warrants (defined in Item 3 of this Amendment No. 2), plus (vii) 10,000,000 shares of Issuer’s Common Stock issuable to CH Capital Lending if it exercises its conversion option under the CHCL Series C Preferred Stock (defined in Item 3 of this Amendment No. 2), plus (viii) 5,834,508 shares of Issuer’s Common Stock issuable to CH Capital Lending if exercises its conversion option under the Term Loan (defined in Item 3 of this Amendment No. 2), plus (ix) 2,849,028 shares of Issuer’s Common Stock issuable to IRG, LLC if it exercises its conversion option under the Amended Assigned IRG Note (defined in Item 3 of this Amendment No. 2).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOF Village” means HOF Village, LLC, a Delaware limited liability company.
●	“IRG” means IRG, LLC, a Nevada limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.
●	“Midwest Lender” means Midwest Lender Fund, LLC, a Delaware limited liability company

CUSIP No. 40619L102	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON CH Capital Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 45,370,044 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 45,370,044 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,370,044 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Amendment No. 2, the percentage reported is based on the following:

●	The numerator consists of a total of 45,370,044 shares of the Issuer’s Common Stock, representing (a) CH Capital Lending’s beneficial ownership of 15,458,379 shares of the Issuer’s Common Stock, plus (b) 1,589,252 shares of the Issuer’s Common Stock issuable to CH Capital if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of the Original Schedule 13D), plus (c) 10,036,925 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the CHCL New Warrants (defined in Item 3 of Amendment No. 1), plus (d) 2,450,980 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the 2021 CHCL Warrants (defined in Item 3 of this Amendment No. 2), plus (e) 10,000,000 shares of Issuer’s Common Stock issuable to CH Capital Lending if it exercises its conversion option under the CHCL Series C Preferred Stock (defined in Item 3 of this Amendment No. 2), plus (f) 5,834,508 shares of Issuer’s Common Stock issuable to CH Capital Lending if exercises its conversion option under the Term Loan (defined in Item 3 of this Amendment No. 2).
●	The denominator consists of a total of 153,947,089 shares of the Issuer’s Common Stock, representing (i) 117,629,003 shares of the Issuer’s Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed by the Issuer with the Securities and Exchange Commission (“SEC”) on August 11, 2022, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOF Village if HOF Village exercises the HOFV Warrants, plus (iii) 1,589,252 shares of the Issuer’s Common Stock issuable to CH Capital Lending if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of the Original Schedule 13D), plus (iv) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants (defined in Item 3 of Amendment No. 1), plus (v) 10,036,925 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the CHCL New Warrants (defined in Item 3 of Amendment No. 1), plus (vi) 2,450,980 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the 2021 CHCL Warrants (defined in Item 3 of this Amendment No. 2), plus (vii) 10,000,000 shares of Issuer’s Common Stock issuable to CH Capital Lending if it exercises its conversion option under the CHCL Series C Preferred Stock (defined in Item 3 of this Amendment No. 2), plus (viii) 5,834,508 shares of Issuer’s Common Stock issuable to CH Capital Lending if exercises its conversion option under the Term Loan (defined in Item 3 of this Amendment No. 2), plus (ix) 2,849,028 shares of Issuer’s Common Stock issuable to IRG, LLC if it exercises its conversion option under the Amended Assigned IRG Note (defined in Item 3 of this Amendment No. 2).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOF Village” means HOF Village, LLC, a Delaware limited liability company.
●	“IRG” means IRG, LLC, a Nevada limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.
●	“Midwest Lender” means Midwest Lender Fund, LLC, a Delaware limited liability company

CUSIP No. 40619L102	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON IRG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,974,028 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,974,028 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,974,028 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Amendment No. 2, the percentage reported is based on the following:

●	The numerator consists of a total of 2,974,028 shares of the Issuer’s Common Stock, representing (a) IRG’s beneficial ownership of 125,000 shares of the Issuer’s Common Stock, plus (b) 2,849,028 shares of the Issuer’s Common Stock issuable to IRG if IRG exercises its conversion option under the Amended Assigned IRG Note (defined in Item 3 of the Original Schedule 13D).
●	The denominator consists of a total of 153,947,089 shares of the Issuer’s Common Stock, representing (i) 117,629,003 shares of the Issuer’s Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed by the Issuer with the Securities and Exchange Commission (“SEC”) on August 11, 2022, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOF Village if HOF Village exercises the HOFV Warrants, plus (iii) 1,589,252 shares of the Issuer’s Common Stock issuable to CH Capital Lending if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of the Original Schedule 13D), plus (iv) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants (defined in Item 3 of Amendment No. 1), plus (v) 10,036,925 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the CHCL New Warrants (defined in Item 3 of Amendment No. 1), plus (vi) 2,450,980 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the 2021 CHCL Warrants (defined in Item 3 of this Amendment No. 2), plus (vii) 10,000,000 shares of Issuer’s Common Stock issuable to CH Capital Lending if it exercises its conversion option under the CHCL Series C Preferred Stock (defined in Item 3 of this Amendment No. 2), plus (viii) 5,834,508 shares of Issuer’s Common Stock issuable to CH Capital Lending if exercises its conversion option under the Term Loan (defined in Item 3 of this Amendment No. 2), plus (ix) 2,849,028 shares of Issuer’s Common Stock issuable to IRG, LLC if it exercises its conversion option under the Amended Assigned IRG Note (defined in Item 3 of this Amendment No. 2).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOF Village” means HOF Village, LLC, a Delaware limited liability company.
●	“IRG” means IRG, LLC, a Nevada limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.
●	“Midwest Lender” means Midwest Lender Fund, LLC, a Delaware limited liability company

CUSIP No. 40619L102	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Midwest Lender Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 125,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 125,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Amendment No. 2, the percentage reported is based on the following:

●	The numerator consists of a total of 125,000 shares of the Issuer’s Common Stock, representing Midwest Lender’s beneficial ownership of 125,000 shares of the Issuer’s Common Stock.
●	The denominator consists of a total of 153,947,089 shares of the Issuer’s Common Stock, representing (i) 117,629,003 shares of the Issuer’s Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed by the Issuer with the Securities and Exchange Commission (“SEC”) on August 11, 2022, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOF Village if HOF Village exercises the HOFV Warrants, plus (iii) 1,589,252 shares of the Issuer’s Common Stock issuable to CH Capital Lending if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of the Original Schedule 13D), plus (iv) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants (defined in Item 3 of Amendment No. 1), plus (v) 10,036,925 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the CHCL New Warrants (defined in Item 3 of Amendment No. 1), plus (vi) 2,450,980 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the 2021 CHCL Warrants (defined in Item 3 of this Amendment No. 2), plus (vii) 10,000,000 shares of Issuer’s Common Stock issuable to CH Capital Lending if it exercises its conversion option under the CHCL Series C Preferred Stock (defined in Item 3 of this Amendment No. 2), plus (viii) 5,834,508 shares of Issuer’s Common Stock issuable to CH Capital Lending if exercises its conversion option under the Term Loan (defined in Item 3 of this Amendment No. 2), plus (ix) 2,849,028 shares of Issuer’s Common Stock issuable to IRG, LLC if it exercises its conversion option under the Amended Assigned IRG Note (defined in Item 3 of this Amendment No. 2).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOF Village” means HOF Village, LLC, a Delaware limited liability company.
●	“IRG” means IRG, LLC, a Nevada limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.
●	“Midwest Lender” means Midwest Lender Fund, LLC, a Delaware limited liability company

CUSIP No. 40619L102	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Stuart Lichter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 67,661,781 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 67,661,781 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,661,781 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.0% (1)
14	TYPE OF REPORTING PERSON IN

(1)	For purposes of this Amendment No. 2, the percentage reported is based on the following:

●	The numerator consists of a total of 67,661,781 shares of the Issuer’s Common Stock, representing (a) Stuart Lichter’s beneficial ownership of 200,000 shares of the Issuer’s Common Stock, plus (b) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants (defined in Item 3 of this Amendment No. 1), plus (c) 18,485,230 shares of the Issuer’s Common Stock beneficially owned by HOF Village, plus (d) 407,479 shares of the Issuer’s Common Stock beneficially owned by American Capital Center, LLC, plus (e) 45,370,044 shares of the Issuer’s Common Stock beneficially owned by CH Capital Lending, plus (f) 2,974,028 shares of the Issuer’s Common Stock beneficially owned by IRG, plus (g) 125,000 shares of the Issuer’s Common Stock beneficially owned by Midwest Lender.
●	The denominator consists of a total of 153,947,089 shares of the Issuer’s Common Stock, representing (i) 117,629,003 shares of the Issuer’s Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed by the Issuer with the Securities and Exchange Commission (“SEC”) on August 11, 2022, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOF Village if HOF Village exercises the HOFV Warrants, plus (iii) 1,589,252 shares of the Issuer’s Common Stock issuable to CH Capital Lending if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of the Original Schedule 13D), plus (iv) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants (defined in Item 3 of Amendment No. 1), plus (v) 10,036,925 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the CHCL New Warrants (defined in Item 3 of Amendment No. 1), plus (vi) 2,450,980 shares of the Issuer’s Common Stock issuable to CH Capital Lending if it exercises the 2021 CHCL Warrants (defined in Item 3 of this Amendment No. 2), plus (vii) 10,000,000 shares of Issuer’s Common Stock issuable to CH Capital Lending if it exercises its conversion option under the CHCL Series C Preferred Stock (defined in Item 3 of this Amendment No. 2), plus (viii) 5,834,508 shares of Issuer’s Common Stock issuable to CH Capital Lending if exercises its conversion option under the Term Loan (defined in Item 3 of this Amendment No. 2), plus (ix) 2,849,028 shares of Issuer’s Common Stock issuable to IRG, LLC if it exercises its conversion option under the Amended Assigned IRG Note (defined in Item 3 of this Amendment No. 2).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOF Village” means HOF Village, LLC, a Delaware limited liability company.
●	“IRG” means IRG, LLC, a Nevada limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.
●	“Midwest Lender” means Midwest Lender Fund, LLC, a Delaware limited liability company

CUSIP No. 40619L102	Page 9 of 16 Pages

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 (this “Amendment No. 2”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Hall of Fame Resort & Entertainment Company, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Original Reporting Persons on July, 14, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Original Reporting Persons on January 5, 2021 (“Amendment No. 1”). The address of the principal executive office of the Issuer is 2626 Fulton Drive NW, Canton, Ohio 44718.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D, as amended by Amendment No. 1, as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D, as amended by Amendment No. 1. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D, as amended by Amendment No. 1. Information given in response to each Item shall be deemed incorporated by reference in all other Items, as applicable.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended and supplemented by adding the following:

(a)	This Amendment No. 2 is filed by:

(i)	the following persons, which and who filed the Original Schedule 13D and Amendment No. 1 (each an “Original Reporting Person,” and collectively, the “Original Reporting Persons”):

1.	IRG Canton Village Manager, LLC, a Delaware limited liability company (“IRG Canton Village Manager”);

2.	IRG Canton Village Member, LLC, a Delaware limited liability company (“IRG Canton Village Member”);

3.	American Capital Center, LLC, a Delaware limited liability company (“ACC”);

4.	CH Capital Lending, LLC, a Delaware limited liability company (“CH Capital Lending”); and

5.	Stuart Lichter, an individual citizen of the United States of America and resident of the state of Florida (“Lichter”); and

(ii)	the following additional persons (each an “Additional Reporting Person,” and collectively, the “Additional Reporting Persons,” and, together with the Original Persons, each a “Reporting Person,” and collectively, the “Reporting Persons”):

1.	IRG, LLC, a Nevada limited liability company (“IRG”); and

2.	Midwest Lender Fund, LLC, a Delaware limited liability company (“Midwest Lender”).

(b)	The business address of each Additional Reporting Person is 11111 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025. The residence address of Lichter is 316 Spyglass Way, Jupiter, FL 33477.

CUSIP No. 40619L102	Page 10 of 16 Pages

(c)	Each Additional Reporting Person is a real estate investment and lending company.

Lichter beneficially owns a majority of the membership interests in IRG. Lichter beneficially owns all of the membership interests of Midwest Lender. Lichter is a member of the Issuer’s board of directors.

The sole manager of IRG and Midwest Lender is S.L. Properties, Inc. (“SLP”). Exhibit 99.1 attached to the Original Schedule 13D contains additional information regarding the directors and executive officers of SLP.

Investment and voting decisions for IRG are made by SLP. Lichter disclaims beneficial ownership of the securities of the Issuer owned by IRG, except to the extent of his pecuniary interest therein.

(d)	During the last five years, (i) none of the Reporting Persons has been convicted in any criminal proceedings, and, (ii) to the best of the Reporting Persons’ knowledge, none of the persons listed on Exhibit 99.1 attached to the Original Schedule 13D has been convicted in any criminal proceedings.

(e)	During the last five years, (i) none of the Reporting Persons has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws, and (ii) to the best of the Reporting Persons’ knowledge, none of the persons listed on Exhibit 99.1 attached to the Original Schedule 13D has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Midwest Lender is a limited liability company organized under the laws of the state of Delaware. IRG is a limited liability company organized under the laws of the state of Nevada. The citizenship of each Additional Reporting Person’s directors and executive officers is listed on Exhibit 99.1 attached to the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended and supplemented by adding the following:

On May 13, 2021, IRG, LLC, as assigned by IRG, LLC to CH Capital Lending, entered into a Securities Purchase Agreement (the “2021 Securities Purchase Agreement”) with the Issuer. A copy of the 2021 Securities Purchase Agreement is attached as Exhibit 99.12 hereto and is incorporated by reference. Pursuant to the 2021 Securities Purchase Agreement, on June 4, 2021, the Issuer sold to CH Capital Lending, in a private placement (the “2021 Private Placement”), (i) 15,000 shares of the Issuer’s 7.00% Series B Convertible Preferred Stock (the “Series B Preferred Stock”), which are convertible shares of Common Stock, having an aggregate liquidation preference of $15 million plus any accrued but unpaid dividends to the date of payment (the “CHCL Series B Preferred Stock”), and (ii) a Series D warrant to purchase 2,450,980 shares of Common Stock (the “2021 CHCL Warrants”). The aggregate purchase price for the CHCL Series B Preferred Stock and the CHCL 2021 Warrants was $15,000,000 (the “2021 Private Placement Purchase Price”). The 2021 CHCL Warrants are exercisable for a total of 2,450,980 shares of Common Stock at an exercise price of $6.90 per share of Common Stock (subject to customary adjustments). The 2021 CHCL Warrants may be exercised from and after December 4, 2021, subject to certain terms and conditions set forth in the 2021 CHCL Warrants. The 2021 CHCL Warrants, to the extent not exercised, will expire on June 4, 2024. The Certificate of Designations of the Series B Preferred Stock and the form of the 2021 CHCL New Warrants are attached as Exhibit 99.13 and Exhibit 99.14 hereto, respectively, and are incorporated herein by reference.

CUSIP No. 40619L102	Page 11 of 16 Pages

On March 1, 2022, CH Capital Lending purchased and acquired, as administrative agent and lender, pursuant to an Assignment of Loan and Loan Documents with Aquarian Credit Funding LLC, as existing administrative agent, and Investors Heritage Life Insurance Company, as existing lender, the Issuer’s $7.4 million term loan (the “Term Loan”) and related loan documents under the term loan agreement, dated as of December 1, 2020 (as amended, the “Term Loan Agreement”).

On March 1, 2022, immediately after CH Capital Lending became the lender and administrative agent under the Term Loan Agreement, the Issuer entered into Amendment Number 6 to Term Loan Agreement (“Amendment Number 6 to Term Loan Agreement”) by and among the Issuer, Newco, and certain of Newco’s subsidiaries, as borrowers, and CH Capital Lending, as administrative agent and lender. Under Amendment Number 6 to Term Loan Agreement, the maturity date of the Term Loan was extended to March 31, 2024. Also under Amendment Number 6 to Term Loan Agreement, the Term Loan was made convertible into shares of Common Stock at a conversion price of $1.50, subject to adjustment. Certain current and historical fees and expenses were added to the principal amount of the Term Loan and the interest rate was increased from 10% to 12%. Of such 12% per annum interest: (i) 8% per annum shall be payable monthly and (ii) 4% per annum shall be deferred and payable on the maturity date. Amendment Number 6 to Term Loan Agreement is attached as Exhibit 99.15 hereto and is incorporated herein by reference.

On August 5, 2022, the Company, certain of its subsidiaries and CH Capital Lending entered into Amendment Number 7 to Term Loan Agreement (“Amendment Number 7to Term Loan Agreement”) to increase the principal amount of the Term Loan to reflect (a) certain legal and other fees incurred as part of the previous amendment on March 1, 2022; and (b) to reflect paid-in-kind interest through July 31, 2022. The amount of the principal was increased to $8,751,763.

On March 1, 2022, as part of the consideration for Amendment Number 6 to Term Loan Agreement, the Issuer issued in a private placement (i) 330,000 shares of Common Stock to CH Capital Lending (the “Term Loan Commitment Fee Shares”) and (ii) a Series E warrant to purchase 1,000,000 shares of Common Stock to CH Capital Lending (the “Term Loan Warrants”). In addition, the Issuer agreed, subject to approval of its board of directors, to create a series of preferred stock, to be known as 7.00% Series C Convertible Preferred Stock (“Series C Preferred Stock”), and, upon the request of CH Capital Lending, exchange each share of Series B Preferred Stock that is held by CH Capital Lending for one share of Series C Preferred Stock. The Term Loan Warrants have an exercise price of $1.50 per share, subject to adjustment. The exercise price is subject to a weighted-average antidilution adjustment. The Term Loan Warrants may be exercised from and after March 1, 2023, subject to certain terms and conditions set forth in the Term Loan Warrants. Unexercised Term Loan Warrants will expire on March 1, 2027. The Term Loan Warrants shall be cancelled without any further action on the part of the Issuer or the holder, in the event that the Issuer repays in full on or before March 1, 2023, the Term Loan. The form of the Term Loan Warrants is attached as Exhibit 99.16 hereto, and is incorporated herein by reference.

In connection with Amendment Number 6 to Term Loan Agreement, the Issuer and CH Capital Lending also amended and restated the CHCL New Warrants and the 2021 CHCL Warrants that the Issuer issued to CH Capital Lending to extend the term to March 1, 2027 and subject the exercise price to a weighted-average antidilution adjustment. The forms of the amended and restated CHCL New Warrants and 2021 CHCL Warrants are attached as Exhibit 99.17 and 99.18 hereto, respectively, and are incorporated herein by reference.

CUSIP No. 40619L102	Page 12 of 16 Pages

On March 1, 2022, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with CH Capital Lending, IRG, LLC, JKP Financial, LLC and Stuart Lichter (the “Investors”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to provide to the Investors certain customary resale registration rights with respect to certain shares issues to the Investors, including the (i) Term Loan Commitment Fee Shares and the Letter Agreement Commitment Fee Shares, as described below, (ii) the shares of Common Stock issuable upon exercise of the Term Loan Warrants, the IRG Split Note Warrants and the Letter Agreement Warrants, (iii) the shares of Common Stock issuable upon conversion of the principal and accumulated but unpaid interest under the Term Loan Agreement and the Amended Assigned IRG Note and (iv) the shares of Common Stock issuable upon conversion of the CHCL Series C Preferred Stock. A copy of the Registration Rights Agreement is attached as Exhibit 99.19 hereto, and is incorporated herein by reference.

On March 28, 2022, in accordance with Amendment Number 6 to Term Loan Agreement, by and among the Issuer and certain of its subsidiaries, as borrowers, and CH Capital Lending, as administrative agent and lender, the Issuer entered into a Securities Exchange Agreement with CH Capital Lending (the “Securities Exchange Agreement”), pursuant to which the Issuer exchanged in a private placement each share of the Issuer’s Series B Preferred Stock that is held by CH Capital Lending for one share of the Issuer’s Series C Preferred Stock, resulting in the issuance of 15,000 shares of Series C Preferred Stock to CH Capital Lending (the “CHCL Series C Preferred Stock”). A copy of the Securities Exchange Agreement is attached as Exhibit 99.20 hereto, and is incorporated by reference. The Series C Preferred Stock is convertible into shares of the Issuer’s Common Stock. The shares of Series B Preferred Stock exchanged, and the Series C Preferred Stock acquired, have an aggregate liquidation preference of $15 million plus any accrued but unpaid dividends to the date of payment. The Certificate of Designations of the Series C Preferred Stock is attached as Exhibit 99.21 hereto, and is incorporated herein by reference.

On November 23, 2021, the Issuer issued to Industrial Realty Group a promissory note in the original principal amount of $8,500,000 (the “Original Note”). Pursuant to an Assignment of Promissory Note, dated March 1, 2022, Industrial Realty Group assigned (a) a one-half (½) interest in the Original Note to IRG, LLC (the “IRG Split Note”) and (b) a one-half (½) interest in the Original Note to JKP Financial, LLC.

On March 1, 2022, the Issuer entered into a First Amended and Restated Promissory Note with IRG, LLC, which amends and restates the IRG Split Note (the “Amended Assigned IRG Note”). The Amended Assigned IRG Note extended the maturity to March 31, 2024. Under the Amended Assigned IRG Note, the principal and accrued interest are convertible into shares of Common Stock at a conversion price of $1.50, subject to adjustment. The conversion price is subject to a weighted-average antidilution adjustment. The principal amount of the Amended Assigned IRG Note is $4,273,543.46. A copy of the Amended Assigned IRG Note is attached as Exhibit 99.22 hereto, and is incorporated herein by reference.

As part of the consideration for the Amended Assigned IRG Note, the Issuer issued, in private placement (i) 125,000 shares of Common Stock to IRG, LLC, and (ii) a Series E warrant to purchase 500,000 shares of Common Stock to IRG, LLC (the “IRG Split Note Warrants”).

The IRG Split Note Warrants have an exercise price of $1.50 per share, subject to adjustment. The exercise price is subject to a weighted-average antidilution adjustment. The IRG Split Note Warrants may be exercised from and after March 1, 2023, subject to certain terms and conditions set forth in the IRG Split Note Warrants. Unexercised IRG Split Note Warrants will expire on March 1, 2027. The IRG Split Note Warrants shall be cancelled without any further action on the part of the Issuer or the holder, in the event that the Issuer repays in full, on or before March 1, 2023, the Amended Assigned IRG Note. The form of the IRG Split Note Warrants is attached as Exhibit 99.16 hereto, and is incorporated herein by reference.

CUSIP No. 40619L102	Page 13 of 16 Pages

On April 27, 2022, Midwest Lender Fund, LLC, a limited liability company wholly owned by Stuart Lichter (“Lender”), loaned $4,000,000 (the “Loan”) to the Issuer’s subsidiary HOF Village Center For Performance, LLC (“HOF Village CFP”), which Loan is evidenced by a promissory note issued by HOF Village CFP to Lender (the “MLF Note”). A form of the MLF Note is attached as Exhibit 99.23 hereto, and is incorporated herein by reference. Interest accrues on the outstanding balance of the MLF Note at 6.5% per annum, compounded monthly. The MLF Note matures on April 30, 2023 or if HOF Village CFP exercises its extension option, April 30, 2024. The MLF Note is secured by a mortgage encumbering the Center For Performance. Lender made the Loan to HOF Village CFP in accordance with a letter agreement, dated March 1, 2022, between the Issuer and Stuart Lichter, which was amended April 16, 2022, and amended and assigned by Stuart Lichter to Lender April 26, 2022 (the “Letter Agreement”). A copy of the Letter Agreement is attached as Exhibit 99.24 hereto, and is incorporated herein by reference.

As part of the consideration for making the Loan, following Approval (defined below) obtained June 8, 2022, the Issuer issued to Lender in a private placement: (A) 125,000 shares of Common Stock and (B) a Series G warrant to purchase 125,000 shares of Common Stock (the “MLF Warrants”). The exercise price of the MLF Warrants will be $1.50 per share. The MSLF Warrants will become exercisable one year after issuance, subject to certain terms and conditions set forth in the MLF Warrants. Unexercised MLF Warrants will expire five years after issuance. The exercise price of the MLF Warrants will be subject to a weighted-average antidilution adjustment. The MLF Warrants is attached as Exhibit 99.25 hereto, and is incorporated herein by reference.

Notwithstanding anything to the contrary contained in the applicable transaction documents for the transactions set forth above (other than the 2021 Private Placement) (the “Transaction Documents”), as set forth therein, the total cumulative number of shares of Common Stock that may be issued by the Issuer under the Transaction Documents may not exceed the requirements of Nasdaq Listing Rule 5635(d) (“Nasdaq 19.99% Cap”), except that such limitation will not apply following Approval (defined below). If the number of shares of Common Stock issued by the Issuer under the Transaction Documents reaches the Nasdaq 19.99% Cap, so as not to violate the 20% limit established in Listing Rule 5635(d), the Issuer, at its election, will use reasonable commercial efforts to obtain stockholder approval of the Transaction Documents and the shares of Common Stock to be issued thereunder, if necessary, in accordance with the requirements of Nasdaq Listing Rule 5635(d) (the “Approval”). The Issuer obtained Approval on June 8, 2022.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended and supplemented by adding the following:

The information set forth in Item 3 of this Amendment No. 2 is incorporate herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D, as amended by Amendment No. 1, with respect to each Reporting Person, are hereby amended and supplemented as follows:

●	The responses of each Original Reporting Person in Paragraphs (a) and (b) of the Original Schedule 13D, as amended by Amendment No. 1, are amended and updated to reflect the information contained in Rows 7 through 13 of the cover page with respect to such Reporting Person in this Amendment No. 2, and such information is incorporated herein by reference. The information contained in Rows 7 through 13 of the cover page with respect to each Additional Reporting Person is provided in response to Paragraphs (a) and (b) of this Amendment No. 2 and such information is incorporated herein by reference.

●	Except for Midwest Lender’s Loan, evidenced by the MLF Note, pursuant to which the Issuer issued to Midwest Lender (i) 125,000 shares of Common Stock and (ii) the MLF Warrants, there have been no transactions effected by any Reporting Person in the shares of the Issuer’s Common Stock during the preceding 60 days.

CUSIP No. 40619L102	Page 14 of 16 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended and supplemented by adding the following:

●	In connection with the 2021 Private Placement described in Item 3 of this Amendment No. 2, (i) IRG, LLC, as assigned by IRG, LLC to CH Capital Lending, and the Issuer entered into the 2021 Securities Purchase Agreement, a copy of which is attached as Exhibit 99.12 hereto and is incorporated herein by reference, (ii) the Issuer issued to CH Capital Lending shares of Series B Preferred Stock, the Certificate of Designations of which is attached as Exhibit 99.13 hereto and is incorporated herein by reference, and (iii) the Issuer issued to CH Capital Lending the 2021 CHCL Warrants, the form of which is attached as Exhibit 99.14 hereto and is incorporated herein by reference.

●	In connection with CH Capital Lending’s purchase of the Term Loan, as described in Item 3 of this Amendment No. 2, the Issuer and CH Capital Lending entered into Amendment Number 6 to Term Loan Agreement, a copy of which is attached as Exhibit 99.15 hereto and is incorporated herein by reference. In connection with Amendment Number 6 to Term Loan Agreement, (i) the Issuer issued to CH Capital Lending the Term Loan Warrants, the form of which is attached as Exhibit 99.16 hereto and is incorporated herein by reference, (ii) the Issuer and CH Capital Lending amended and restated the CHCL New Warrants and the 2021 CHCL Warrants that the Issuer issued to CH Capital Lending, the forms of which are attached as Exhibit 99.17 and 99.18 hereto, respectively, and are incorporated herein by reference, (iii) Issuer has agreed to provide to the Investors certain customary resale registration rights with respect to certain shares issues to the Investors, a copy of which is attached as Exhibit 99.19 hereto and is incorporated herein by reference, (iv) CH Capital Lending and the Issuer entered into the Securities Exchange Agreement, a copy of which is attached as Exhibit 99.20 hereto and is incorporated herein by reference, and (v) the Issuer issued to CH Capital Lending the CHCL Series C Preferred Stock, the Certificate of Designations of which is attached as Exhibit 99.21 hereto and is incorporated herein by reference. The Issuer and CH Capital Lending subsequently entered into Amendment Number 7 to Term Loan Agreement, a copy of which is attached as Exhibit 99.26 hereto and is incorporated herein by reference.

●	The Issuer entered into the Amended Assigned IRG Note, described in Item 3 of this Amendment No. 2, a copy of which is attached as Exhibit 22 hereto and incorporated herein by reference, and in connection with the Amended Assigned IRG Note, the Issuer issued to IRG, LLC the IRG Split Note Warrants, the form of which attached as Exhibit 99.16 hereto and is incorporated herein by reference.

●	In connection with the Loan described in Item 3 of this Amendment No. 2, the Issuer issued to Midwest Lender the MLF Warrants, which is attached as Exhibit 99.25 hereto and is incorporated herein by reference

CUSIP No. 40619L102	Page 15 of 16 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended and supplemented as follows:

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.12:	Securities Purchase Agreement, dated May 13, 2021, between Hall of Fame Resort & Entertainment Company and IRG, LLC (incorporated by reference to Exhibit 10.1 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on May 14, 2021).
Exhibit 99.13:	Certificate of Designations of 7.00% Series B Convertible Preferred Stock of Hall of Fame Resort & Entertainment Company (incorporated by reference to Exhibit 3.1 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on May 14, 2021).
Exhibit 99.14:	Form of Series D Warrant (incorporated by reference to Exhibit 4.1 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on May 14, 2021).
Exhibit 99.15:	Amendment Number 6 to Term Loan Agreement, dated as of March 1, 2022, among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.1 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022).
Exhibit 99.16:	Form of Series E Warrant (incorporated by reference to Exhibit 10.5 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022).
Exhibit 99.17:	Amended and Restated Series C Warrant, dated March 1, 2022, issued by Hall of Fame Resort & Entertainment Company to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.7 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022).
Exhibit 99.18:	Amended and Restated Series D Warrant, dated March 1, 2022, issued by Hall of Fame Resort & Entertainment Company to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.8 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022).
Exhibit 99.19:	Registration Rights Agreement, dated March 1, 2022, by and among HOF Village Hotel II, LLC, as borrower, Stuart Lichter, as guarantor, and ErieBank, a divisions of CNB Bank, a wholly owned subsidiary of CNB Financial Corporation, as lender (incorporate by reference to Exhibit 10.9 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022).
Exhibit 99.20:	Securities Exchange Agreement, dated March 28, 2022, between Hall of Fame Resort & Entertainment Company and CH Capital Lending, LLC (incorporated by reference to Exhibit 10.1 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on March 29, 2022).
Exhibit 99.21:	Certificate of Designations of 7.00% Series C Convertible Preferred Stock of Hall of Fame Resort & Entertainment Company (incorporated by reference to Exhibit 3.1 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on March 29, 2022).
Exhibit 99.22:	First Amended and Restated Promissory Note, dated March 1, 2022, issued by Hall of Fame Resort & Entertainment Company to IRG, LLC (incorporated by reference to Exhibit 10.2 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022).
Exhibit 99.23	Promissory Note, dated April 27, 2022, issued by HOF Village Center For Performance, LLC to Midwest Lender Fund, LLC (incorporated by reference to Exhibit 10.1 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on April 29, 2022).
Exhibit 99.24	Assigned, Amended and Restated Letter Agreement, dated April 26, 2022, between Hall of Fame Resort & Entertainment Company, Stuart Lichter and Midwest Lender Fund, LLC (incorporated by reference to Exhibit 10.2 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on April 29, 2022).
Exhibit 99.25	Series G Warrant, dated June 8, 2022, issued by Hall of Fame Resort & Entertainment Company to Midwest Lender Fund, LLC (by reference to Exhibit 10.1 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on June 13, 2022)
Exhibit 99.26	Amendment Number 7 to Term Loan Agreement, dated as of August 5, 2022, among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.9 of the Company’s Form S-3 Registration Statement (File No. 333-266750), filed with the Commission on August 10, 2022)

CUSIP No. 40619L102	Page 16 of 16 Pages

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 16th day of September, 2022

IRG Canton Village Manager, LLC,
a Delaware limited liability company

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

IRG Canton Village Member, LLC,
a Delaware limited liability company

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

American Capital Center, LLC,
a Delaware limited liability company

By:	ADC Ohio Manager, LLC,
a Delaware limited liability company,
its Manager

By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer

CH Capital Lending, LLC,
a Delaware limited liability company

By:	Holdings SPE Manager, LLC,
a Delaware limited liability company,
its Manager

By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer

IRG, LLC,
a Nevada limited liability company

By:	S.L. Properties, Inc.,
a Delaware corporation,
its Manager

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

Midwest Lender Fund, LLC,
a Delaware limited liability company

By:	S.L. Properties, Inc.,
a Delaware corporation,
its Manager

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

/s/ Stuart Lichter
Stuart Lichter, an individual